UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

AVAYA HOLDINGS CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05351X101

(CUSIP Number)

August 22, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05351X101

1	NAME OF REPORTING PERSON Theodore Walker Cheng-De King
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 13,231,350
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,231,350
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,231,350
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%(1)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Calculated based on 85,836,560 shares of common stock, par value $0.01 per share, of Avaya Holdings Corp. (the “Issuer”) outstanding as of April 30, 2022, as reported on the Issuer’s Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on May 10, 2022.

Item 1(a). Name of Issuer: Avaya Holdings Corp. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive offices are located at 2605 Meridian Parkway, Suite 200, Durham, North Carolina 27713.

Item 2(a). Name of Person Filing: This Schedule 13G is being filed by Theodore Walker Cheng De-King (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence: The address of the residence of the Reporting Person is Unit 1502, 15th Floor, 99 Hennessy Road, Wanchai, Hong Kong.

Item 2(c). Citizenship: The Reporting Person is a citizen of Malta.

Item 2(d). Title of Class of Securities: Common stock, par value $0.01 per share.

Item 2(e). CUSIP No.: 05351X101

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________.

Not Applicable.

Item 4. Ownership.

The information set forth in rows 5 through 11 of the cover page to this Schedule 13G is incorporated by reference herein for the Reporting Person. Attached as an exhibit is a letter dated August 22, 2022, sent by the Reporting Person to the Board of Directors of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

The Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2022

/s/ Theodore Walker Cheng-De King
Theodore Walker Cheng-De King

August 22, 2022

The Board of Directors

Avaya, Inc.

c/o Mr. Alan Masarek

President and Chief Executive Officer

2605 Meridian Parkway, Suite 200

Durham, NC 27713

To the Board of Directors of Avaya:

On the 18th of August 2022, I filed an initial 13G disclosing my shareholding in Avaya (the “Company”). As of the date of this Letter and as disclosed in my Form 4, I own 13,231,350 shares of Avaya, which makes me the largest individual shareholder with a 15.41% stake.

I have followed Avaya since its emergence from bankruptcy in 2017 and was impressed by the OneCloud transition, which accelerated markedly from 2019 onwards. In mid-July, shortly after your recent financing closing and through early August, I was able to build up my shareholding and I am excited to be a long-term shareholder in Avaya and to support the Company and Mr. Masarek in its transformation.

Background

As an introduction, I was born and grew up in San Francisco through the .com crisis. During my second year in Wharton UG in 2007, I co-founded a bootstrapped education SaaS company, which presently serves c. 4.3M students in 140 countries. I have been a long-term operator in SaaS for the past 15 years and achieved a sustained 45% CAGR in Sales over the past 10 years through 2022 with annualized ($ value) churn of c. 5%. I have made this investment in an individual capacity for myself, and this is wholly unrelated to any of my other businesses.

I have a fundamental understanding of legacy to SaaS transitions and the shortfalls of GAAP in elucidating this progress, so I wanted to outline my framework for making this investment, and why I have confidence in Avaya’s future under Mr. Masarek’s leadership.

What I see in Avaya

Cloud Transitions are often misunderstood because of inherent limitations in GAAP, which are backward looking with revenue recognition vs. point-in-time Committed ARR, which is the most relevant metric.

The conversion of legacy revenue to OneCloud ARR may be bumpy quarter-to-quarter, but to me, the trend is clear, and I believe we are still in the second or third inning of Avaya’s transition and with great opportunity for significantly higher, predictable, and recurring ARPU as Avaya’s 90k+ customers migrate, particularly once Mr. Masarek puts in place a product roadmap.

Financial markets tend to over-shoot and extrapolate from the most recent quarter / trend. In Avaya’s case, there was a significant loss of confidence & trust due to management guidance, the poor Q3 results, and most recently the ‘going concern’ warning. This background noise now feels largely priced in, and the Company’s common equity now trades as though bankruptcy is imminent.

I have seen first-hand software bankruptcies & restructurings, which are analogous to Avaya’s present situation and where there was a fulsome equity recovery (Exhibit A).

I do not believe that bankruptcy is a predetermined outcome. There are significant levers available to the Avaya Board and Management that would allow the Company to rapidly rebuild confidence among its customers, employees, partners, and investors (deliberately in that order of importance).3

Your shareholders & creditors are important, but your Customers, Employees and Partners must come first and rebuilding their confidence with #PrepareToWin is a great start. I appreciate and am grateful for Mr. Masarek’s leadership.

Finding the Optimal Path Forward

Long-term investors must accept lumpy returns and all transitions will have speed bumps. I see the Q2-Q3 performance as a speed bump, and below I outline several suggestions for the Avaya Board’s consideration:

1.

Cost Synergies: the announced $225-250M of cost reductions are a welcome first step and necessary to restore EBITDA back towards $500M+. I would also suggest communicating the progress achieved towards this goal to the Market fortnightly to help restore confidence.

2.

Financial Reporting & Disclosure: in the near-term, it is imperative for the 10-Q to be filed before mid-September. I would also encourage the Avaya Audit Committee to go one step further to enhance its ARR Reporting disclosures by sharing the ARR Bridge with retention, upsell, etc. and to take the extra step of getting this “Reviewed” by PwC together with Management’s long-term assumptions for OneCloud transition. This will help rebuild trust.

3.

Liquidity & Working Capital: from what has been disclosed and with the July financing having closed, I would encourage Avaya to drawdown the $118M ABL Facility to further boost liquidity to $743M. Moving from Sources to Uses, I would hope Avaya would together with its advisors, Evercore and AlixPartners, to take the following actions:

a.

Consider conducting a Note Repurchase of the outstanding $220.606M of 2.25% June 2023 convertible notes – this is the most accretive and highest ROIC use of capital. If half can be achieved at last mid-price of ~25 up to 30 VWAP, the Company will be able to extinguish $110M of debt for $33M, and in turn, this would push out all debt maturities to 2027 and beyond, eliminating any near-term bankruptcy risk. This would also reduce Interest Expense by $4.96M annualized through an early redemption—making this even more economical.

b.

In parallel and once the next 12-month horizon for Liquidity & Working Capital is clear, consider seeking to bring its July financing of $250M 8% 2027 Notes with a floor conversion price of $3.42 per share into-the-money (ITM). This could be achieved through a swift share repurchase in the amount of $30M, which the Board already has existing authorization for since October 2019:

i.

Repurchasing 30M shares of Avaya common stock at < $1 would effectively cancel out equity dilution on the equivalent $102M of the 8% 2027 Notes, which are convertible at the greater of $3.42 per share.

ii.

In aggregate, these steps would reduce Avaya’s debt by $470.606M and result in approximately $24.96M of interest expense savings, while reducing the fully-diluted share count (post CB convert) to c. 115M.

The market topology at the present time is highly favorable.1

4.

Strategic Investment: Avaya has had many suitors over the years, but a full acquisition right now would not likely be in the best interest of all stakeholders and would also require multi-jurisdictional, anti-trust approvals in the EU and consent from pension trustees with a prolonged closing of up to one year (e.g. Microsoft <> Nuance closing took ~11 months).

Therefore, I would hope to see the Avaya Board immediately seek a $300-500M strategic preferred investment from Microsoft, Cisco, Zoom, Genesys, or RingCentral with special rights to make a full acquisition in 2024-2025 at a fixed EV-to-Sales multiple, which would give Mr. Masarek and Avaya management team more time to effect a full transformation over 18-24 months, to build a war-chest to tactically retire 2027-28 debt, sensibly extend the product portfolio, and build out migration toolkits.

[1]

Between now and October 1st 2022 when the 8% 2027 Notes become convertible – prior to this date, if there is a sharp upward movement in price, there would likely be significant short covering of the 14.98M shares currently short, which would reflexively need to be purchased and likely with sequential failure to deliver events, given the technical inability to convert the Notes into Common Equity according to the Indenture. In turn, this could bring the 2027 8% Notes back ITM and very likely above par.

Furthermore, the market making operations in Avaya’s common equity are highly unusual given the trading volume relative to the free float (~48M shares traded in the 24-hour period of August 19th). I suspect that these are synthetic shares and based on June 30th 13F filings, very few of Avaya’s institutional shareholders have reported reductions in their shareholding.

Unwinding of Convertible Note hedging would swiftly restore confidence among all Avaya stakeholders.

Most Strategic Corporate Development will not want to wade into a distress situation nor are they equipped to “Loan-to-Own”, therefore, it is better to clean house first and make use of this time to accelerate the OneCloud transition:

a.

To separate signal vs. noise, there is only one metric that matters in the eyes of a Strategic acquiror, Avaya’s current Enterprise Value to Sales is orders of magnitude below the Organic Customer Acquisition Cost (CAC) of the above-mentioned Strategics:

i.

Avaya’s irreplaceable customer base of 90k+ customers and over 100M Lines & 6M CC seats is not reflected in the current Enterprise Value, which assumes a ridiculous CAC of ~0.4-0.5 when Avaya’s customers are migrated & upsold to a Strategic.

ii.	Using a simple paper napkin valuation, is Avaya worth more than $25 per line? I believe the answer is emphatically “Yes”. The ARPU for almost all other Strategics is considerably higher.

b.

For a Strategic, this investment would be an option to secure the future of the CCaaS and UC markets. I believe that any forward-thinking Corporate Development would welcome this opportunity and consider it seriously, in contrast to significantly higher Organic CAC.

Thank you for your consideration. I sincerely hope that Avaya will have a bright future under Mr. Masarek’s leadership. I am happy to clarify any questions and have shared my contact details with IR separately.

Best regards,

/s/ Theodore W. King

Theodore W. King

P.S. I have sent a set of books to your HQ:

1. The Shipping Man by Matthew McCleery: for your Directors, CFO and CAO:

https://www.goodreads.com/book/show/12895441-the-shipping-man

2. Double your Profits by Robert Fifer: this is from 3G and your Managers may find it useful as a practical guide to sensibly taking cost out:

https://www.goodreads.com/book/show/279531.Double Your Profits

Exhibit A

Case Study – CDC Corporation

The present situation for Avaya’s common equity reminds me of CDC Corporation, which filed for Bankruptcy protection in October 2011 after multiple NT filings and defaulting on its convertible bond after being unable to IPO its subsidiary.

CDC’s common equity traded down to c. $5M in December 2011 with tax loss selling and as institutional shareholders offloaded the shares, which they were unable to hold given mandate restrictions, delisting to OTC, and the Q.

At the market valuation in December 2011, the Equity stub represented ~0.2x EBITDA on ~3-3.5x Leverage. It was as close to a “coiled spring” as possible and ~20% of the shares changed hands from Thanksgiving leading up to New Year’s Day.

With Moelis as financial advisor, CDC Software was then sold to Vista PE for $250M, which resulted in a ~50x Equity return in the span of 2 months. In short, there was a swift and violent equity recovery because the business was in fact worth much more than 3x – Mr. Market had overshot and thrown the baby out with the bathwater. I believe the same is true for Avaya.

Reference:

https://www.law360.com/articles/321344/vista-affiliate-s-250m-buy-of-cdc-software-gets-nod